SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

ADC Telecommunications, Inc.
(Name of Subject Company)
ADC Telecommunications, Inc.
(Name of Person Filing Statement)
Common Stock
(Title of Class of Securities)
000886309
(CUSIP Number of Class of Securities)
Jeffrey D. Pflaum
ADC Telecommunications, Inc.
13625 Technology Drive
Eden Prairie, MN 55344
(952) 938-8080
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)
Copies to:
Robert A. Rosenbaum
Dorsey & Whitney LLP
50 South Sixth Street,
Suite 1500
Minneapolis, Minnesota
55402
(612) 340-2600
☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introductory Note
The attached powerpoint presentation is from a meeting held at ADC’s world headquarters in Eden Prairie, Minnesota on July 14, 2010. Some ADC employees who work for the company in Minnesota were at the meeting in person. The meeting was also transmitted to ADC employees around the world by webcast. The CEO’s of ADC and Tyco Electronics Ltd. addressed ADC employees on various issues at the meeting. The transcript of the meeting is being prepared and will be filed as soon as possible.
Forward-Looking statement
The presentation attached below contains forward-looking statements that are not historical facts. Investors and security holders are cautioned not to place undue reliance on these forward-looking statements. The statements are based upon management’s current expectations and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties include those identified in the section captioned “Risk Factors” in Item 1A of ADC’s Annual Report on Form 10-K for the year ended September 30, 2009, as may be updated in Item 1A of ADC ’s subsequent Quarterly Reports on Form 10-Q or other filings ADC makes with the SEC. ADC disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Tyco Electronics and ADC: Creating A Leading Global Provider of Broadband Connectivity

Bringing Tyco Electronics and ADC Together Why is this good for ADC? Why now? How should you view it?

Tyco Electronics and ADC: Creating A Leading Global Provider of Broadband Connectivity July 14, 2010

Is A World Leader Enabling Connectivity

Serving Large Attractive Markets

Consumer
- Transportation
- Consumer Products

Industrial and Infrastructure
- Communications
- SubCom
- Energy
- Industrial Equipment
- Aerospace & Defense
- Medical

With A Wealth of Technology Platforms

- Connectors
- Fiber Optics
- Touch Systems
- Circuit Protection
- Sealing & Protection
- Wireless
- Precision Wire & Cable

And Extensive Global Resources

7,000 Engineers Close to our Customers	5,000 Salespeople Advising our Customers	150 Countries Served	~90 Manufacturing Sites Serving Every Region

Global Leader in Markets Expected to Grow 2X GDP

Tyco Electronics
Page 4

Page 5 Market Leadership Page 5 Beyond Traditional Connectivity Motor Vehicle Connectivity Connectivity In and To Devices Network Connectivity Electronic Components Sales are first-half FY10 annualized, Growth rates are long-term organic growth rates Communications & Industrial Solutions $3.6B Sales | 6-8% Growth Datacom Equipment Computers Consumer Devices Industrial Equipment Appliances Automotive Commercial Vehicles Automotive $4.2B Sales | 4-6% Growth Subsea Communications $.8B Sales | Cyclical Turnkey Fiber Optic Systems Oil & Gas Systems Network Solutions $1.6B Sales | 6-8% Growth Energy Systems Communication Service Providers Enterprise Networks Specialty Products $1.5B Sales | 8-10% Growth Aerospace, Defense & Marine Touch Systems Medical Equipment Circuit Protection Significant Growth Opportunities

Tyco Electronics Strategy


TE 20x15
Premier partner for our customers
Highly engaged employees
Superior returns for our shareholders
The World Leader Enabling Connectivity
Accelerate Growth
Deliver Extraordinary Customer Service
Strengthen Our Innovation Leadership
Win in Emerging Markets
Lead in Smart Connectivity
Develop Strategic Partnerships & Acquisitions
Strengthen Our Foundation
Flawless Execution
TE Operating Advantage (TEOA) Throughout the Company
Great People
Safety, Engagement, Development & Diversity
Uncompromising Values
Do the right thing. Work together. Take responsibility. Innovate.
Think Bigger. Move Faster. Execute Better.

Page 7 Acquisition of ADC Creates a World Leader in Broadband Connectivity The combination of Tyco Electronics and ADC creates a world leading product range in broadband network connectivity enabling every connection point in the network. Data traffic continues to grow, and is expected to quadruple over the next 4 years. This drives a need for more data centers, enterprise networks and upgrades to service provider networks. The addition of ADC's Distributed Antenna System (DAS) products and technology significantly strengthens our wireless connectivity portfolio. Combined businesses will have strong positions in every major geographic market. Broadband connectivity revenues in excess of $3 billion for combined organization Page 7

By embracing and living these values at an individual, team and company-wide level, we can make Tyco Electronics a truly great company. At Tyco Electronics, we believe that it takes more than strong performance to build a great company. It also requires an unwavering commitment to our core values and the highest standards of ethics and integrity. We must demand of ourselves and of each other the highest standards of individual and corporate integrity. We safeguard company assets. We comply with all laws and company policies. We are dedicated to diversity, fair treatment, mutual respect and trust. We honor the commitments we make, and take personal responsibility for all actions and results. We create an operating discipline of continuous improvement that is an integral part of our culture. We foster an environment that encourages innovation, creativity, excellence and results through teamwork. We practice leadership that teaches, inspires, and promotes full participation and career development. We encourage open and effective communication and interaction. We recognize that innovation is the foundation of our business. We challenge ourselves to develop new and improved ideas for all that we do. We encourage, expect and value creativity, openness to change, and fresh approaches.

QUESTIONS and ANSWERS

IMPORTANT INFORMATION AND WHERE TO FIND IT This presentation is not a recommendation or solicitation with respect to the tender offer to be commenced by Tyco Electronics Ltd. ("Tyco") for all of the outstanding shares of the common stock of ADC Telecommunications, Inc. ("ADC"). Upon commencement of the tender offer, Tyco will mail to ADC shareowners an offer to purchase and related materials and ADC will mail to ADC shareowners a solicitation/recommendation statement with respect to the tender offer. Tyco will file its offer to purchase with the Securities and Exchange Commission (the "SEC") on Schedule TO and ADC will file its solicitation/recommendation statement with the SEC on Schedule 14D-9. ADC security holders are urged to read these materials carefully when they become available since they will contain important information, including the terms and conditions of the offer. Investors and ADC security holders may obtain a free copy of these materials (when available) and other documents filed by Tyco or ADC with the SEC at the website maintained by the SEC at www.sec.gov. The offer to purchase and related materials, the solicitation/recommendation statement, the Schedule TO, and the Schedule 14D-9 may also be obtained (when available) for free by contacting the information agent for the tender offer (when one is selected) or by contacting ADC's Investor Relations Department at (952) 917-2507.